                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-77229


                                  T REIT, INC.

                    Supplement No. 11 dated November 20, 2001
                   to the Prospectus, dated February 22, 2000

         This Supplement No. 11 supplements, modifies and supersedes some of the information contained in our prospectus dated February 22, 2000 and Supplement No. 10 dated October 15, 2001. Unless we define a term in this Supplement No. 11, you should rely on our prospectus for the meaning of any defined terms. References in this Supplement No. 11 to "us," "we," or "our company" mean T REIT, Inc. and T REIT L.P., unless the context otherwise requires.

                             STATUS OF OUR OFFERING
                             ----------------------

         On May 17, 2000, we commenced our offering of a maximum of 10 million shares and a minimum of 100,000 shares of our common stock at an offering price of $10.00 per share to the residents of the states listed in our prospectus. We commenced operations on June 29, 2000, upon the acceptance of subscriptions for the minimum offering amount of $1,000,000 and the escrow of subscriptions (other than funds received from Pennsylvania investors) terminated. By May 3, 2001, we had accepted subscriptions for the minimum amount ($10,000,000) required under applicable Pennsylvania law and the escrow of subscriptions received from Pennsylvania investors terminated. Our offering will terminate on the earlier of February 22, 2002, or the date on which we have sold the maximum offering. In the event that the maximum number of shares have not been sold, we may, at our discretion, seek to extend the offering period.

         As of November 19, 2001, we had sold 2,087,155.8274 shares, including 22,100 shares issued to our advisor, Triple Net Properties, L.L.C., and 32,941.51 shares issued to current shareholders under our dividend reinvestment program, resulting in gross proceeds of approximately $21,123,326.25. After taking into account cash used in connection with the acquisition of real estate properties and payment of selling commissions, marketing support and due diligence reimbursement fees, we had approximately $3,861,000 to invest in properties as of November 19, 2001.

Subsequent State Registrations

         In addition to the states listed in the prospectus, we have registered the offering in Arkansas, Idaho, Kentucky, Louisiana, Montana, New Mexico, Oklahoma, and Rhode Island. We are also in the process of registering the offering in Alabama and Alaska.

Fees and Expenses Paid in Connection with Our Offering

Selling Commissions

         NNN Capital Corp., the dealer manager, will receive 8% of the gross proceeds of this offering, or $0.80 for each share sold, and may reallow a portion of the selling commissions to broker-dealers participating in this offering. The dealer manager will not receive any selling commissions for shares sold under our dividend reinvestment program. As of November 19, 2001, we had incurred approximately $1,635,149.86 in selling commissions due to the dealer manager, a portion of which has been paid to participating broker-dealers as commissions.

         The prospectus also provides that the dealer manager will receive one warrant for every 40 shares of common stock sold in this offering in states other than Arizona, Missouri, Ohio, or Tennessee, and may reallow a portion of the warrants to broker-dealers participating in this offering. The dealer manager will not receive any warrants for shares sold under our dividend reinvestment plan. Each warrant entitles the holder to purchase one share of our common stock at a price of $12.00. As of November 19, 2001, there were 5,757.8 warrants outstanding.

Marketing Support and Due Diligence Reimbursement Fee

         We will pay the dealer manager an amount up to 1.5% of the gross proceeds of this offering, or up to $0.15 for each share sold, to pay expenses associated with marketing fees, wholesaling fees, expense reimbursements, bonuses and incentive compensation and volume discounts and generally to reimburse the dealer manager for due diligence expenses. We will not require the dealer manager to account for spending of amounts comprising this fee.

         The dealer manager may reallow a portion of this fee to broker-dealers participating in this offering. As of November 19, 2001, we had incurred approximately $306,590.60 in marketing support and due diligence reimbursement fees to the dealer manager, a portion of which has been reallowed to participating broker-dealers.

Other Organizational and Offering Expenses

         Our advisor may advance, and we will reimburse it for, organization and offering expenses incurred on our behalf in connection with this offering, including legal and accounting fees, filing fees, printing costs and selling expenses. As of November 19, 2001, we had incurred approximately $520,630.14 in other organizational and offering expenses.

                              PROPERTY DISPOSITIONS
                              ---------------------

Christie Street Office Building, Lufkin, Texas

         On November 13, 2001, we sold the Christie Street Office Building in Lufkin, Texas for $1,050,000. In connection with the sale, we provided seller financing in the form of a promissory note in the amount of $595,000. The note is secured by a first deed of trust on the Christie Street Office Building, bears interest at 8.5% and is amortized over 25 years. Monthly payments of principal and interest total $4,791.20. The note matures on November 1, 2006. We expect to sell this note, at par, prior to maturity.

         We have further agreed, as part of the sale transaction, to guarantee the lease payment in the amount of $20,000 per month for a period of five years under a Master Lease agreement with an effective date of November 13, 2001. We are obligated to make lease payments to the lessor only in the event the sub-lessee fails to make the lease payments. In addition, we are further obligated to pay a pro rata share of lease commissions and tenant improvements in the event the premises are re-leased prior to November 13, 2006. In addition, our advisor has agreed to indemnify us against any future losses under the Master Lease, which indemnification is evidenced by an Indemnity Agreement, also dated November 13, 2001.

         The sale of the Christie Street Office Building resulted in an initial loss to us of approximately $225,000 before the refund of a $50,000 real estate commission by Triple Net Properties Realty, Inc. and a refund from our advisor of asset management fees totaling approximately $156,000. Following the refund of the commission and asset management fees the net loss is approximately $19,000. Net cash flow realized from the operation of Christie Street Office Building during the holding period amounted to approximately $125,000.

         The Christie Street Office Building was disposed of in anticipation of our plan to concentrate on larger, institutional quality assets in the MSR of 500,000 populations.

           Fees Paid in Connection with the Disposition of Properties
           ----------------------------------------------------------

Fees Paid in Connection with the Disposition of Christie Street Office Building

Disposition Expenses
--------------------

         We incurred approximately $7,987 for closing costs and other expenses related to the sale of this property.

Real Estate Commission
----------------------

         We paid real estate commissions totaling $52,500 (5.0% of the sale price) to two unaffiliated, third party real brokerage firms, CB Richard Ellis and MacLaughlin & Company for arranging for the sale of this property.



                                       3